J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 Park Avenue

New York, New York 10017

May 14, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Vincent Di Stefano, Division of Investment Management

Re:	J.P. Morgan Exchange-Traded Fund Trust Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A (File Nos. 811-22903 and 333-191837) (“Registration Statement”)

Dear Mr. Di Stefano:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, J.P. Morgan Exchange-Traded Fund Trust, a Delaware statutory trust, (the “Trust”) on behalf of its series, the JPMorgan Diversified Return Global Equity ETF and JPMorgan Diversified Return International Ex-North America Equity ETF, hereby respectfully requests acceleration of the effective date of its Registration Statement so that such Registration Statement may be declared effective on May 16, 2014 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

By:	/s/ Elizabeth A. Davin
Name:	Elizabeth A. Davin
Title:	Assistant Secretary

SEI INVESTMENTS DISTRIBUTION CO.

One Freedom Valley Drive

Oaks, Pennsylvania 19456

May 14, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Vincent Di Stefano, Division of Investment Management

Re:	J.P. Morgan Exchange-Traded Fund Trust Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A (File Nos. 811-22903 and 333-191837) (“Registration Statement”)

Dear Mr. Di Stefano:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SEI Investments Distribution Co., in its capacity as distributor of J.P. Morgan Exchange-Traded Fund Trust, hereby joins in the request of J.P. Morgan Exchange-Traded Fund Trust on behalf of its series, the JPMorgan Diversified Return Global Equity ETF and JPMorgan Diversified Return International Ex-North America Equity ETF, for acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on May 16, 2014 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

SEI Investments Distribution Co.

By:	/s/ John Munch
Name:	John Munch
Title:	General Counsel & Secretary